UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant's name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On August 2, 2017, Compugen Ltd. (the "Company") issued two press releases, copies of which are filed as Exhibits 99.1 and 99.2 to this Form 6-K and incorporated by reference herein

Second Quarter 2017 Financial Results

The unaudited interim consolidated financial statements of Compugen Ltd. (the "Company") and its subsidiary as of June 30, 2017 and December 31, 2016 and for the six months ended June 30, 2017 and 2016 are filed as Exhibit 99.3 to this Form 6-K and incorporated by reference herein. The Operating and Financial Review and Prospects of the Company as of and for the six months ended June 30, 2017 and June 30, 2016 are filed as Exhibit 99.4 to this Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, File Nos.  333-198368 and 333-213007.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated August 2, 2017 – "Compugen Welcomes Paul Sekhri as its New Chairman of the Board"
99.2	Press Release dated August 2, 2017 – "Compugen Reports Second Quarter 2017 Results"
99.3	Unaudited interim consolidated financial statements as of June 30, 2017 and December 31, 2016 and for the six months ended June 30, 2017 and 2016.
99.4	Operating and Financial Review and Prospects as of and for the six months ended June 30, 2017 and June 30, 2016.
101
The following financial information from Compugen Ltd.'s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets at June 30, 2017 and December 31, 2016; (ii) consolidated statements of comprehensive loss for the six months ended June 30, 2017 and 2016; (iii) consolidated statements of changes in shareholders' equity for the six months ended June 30, 2017 and the year ended December 31, 2016; (iv) consolidated statements of cash flows for the six months ended June 30, 2017 and 2016; and (v) notes to the consolidated financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 2, 2017	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel